www.linkedin.com/in/matt-frawley1
(LinkedIn)

Top Skills

Applied Machine Learning

dev op

Front-End Development

Languages

English (Native or Bilingual)

Danish (Limited Working)

German (Elementary)

Certifications

Rails with Active Record and Action Pack

Project Management Certificate

AI Coding for Real Engineers

An Introduction to Interactive Programming in Python (Part 2)

Duolingo Danish Fluency: Intermediate (Estimated)

Matt Frawley

Helping Organizations Learn Faster Than the World Changes |
Knowledge Systems • Decision Intelligence • AI
Princeton, New Jersey, United States

Summary

I help organizations design and operate knowledge systems that
connect expertise, data, and decision-making.For more than
twenty years, I've worked at the intersection of organizational
strategy, technology, and learning, helping universities, foundations,
nonprofits, and startups turn complexity into clarity and insight
into action.Today, my work centers on Decision Intelligence:
building intelligent systems that enable organizations to think
more clearly, learn more effectively, and make better decisions.
I believe AI's greatest value isn't simply automating work; it's
amplifying institutional knowledge, strengthening human judgment,
and helping organizations adapt in an increasingly complex
world.Recent work includes:• Architecting ALEX at the John
Templeton Foundation, an AI-powered knowledge platform that
synthesizes institutional expertise, research, and portfolio data to
support strategic decision-making, evaluation, and organizational
learning.• Building Project GALE (Global Atlas of Lived Experiences),
a knowledge preservation platform that combines AI, lived
experience, and community storytelling to help people navigate
major life transitions while preserving wisdom that might otherwise
be lost.• Leading RayRok as President, translating the vision for a
next-generation music discovery platform into a scalable business
by reimagining personalization through transparency, explainable
recommendations, and user agency.• Advising organizations through
Frawley Consulting, helping nonprofits and startups integrate AI,
analytics, and digital platforms into everyday operations to improve
effectiveness and unlock new opportunities.What ties these efforts
together is a passion for building systems that bridge disciplines
so strategy leads to implementation while ensuring that technology
serves people rather than the other way around.My background
spans executive leadership, product strategy, software development,
ML&AI, content creation, and organizational design. I enjoy
working with leaders who are asking difficult questions, navigating
ambiguity, and building organizations prepared for what's next.I'm

particularly interested in knowledge systems, decision intelligence, organizational learning, AI strategy, and digital product innovation. The future belongs to organizations that can learn faster than the challenges they face, and I'm excited to help build the systems that make that possible.

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Experience

John Templeton Foundation
Lead, Strategic Projects
March 2026 - Present (5 months)
Conshohocken, PA

Leading strategic initiatives at the John Templeton Foundation focused on integrating artificial intelligence, portfolio design, and institutional strategy.

Architecting "focal ventures," large-scale, multidisciplinary grant-making portfolios centered on foundational questions and building the systems that support them across design, execution, and evaluation.

Developing ALEX, an AI-enabled platform that synthesizes internal and external knowledge (e.g., SharePoint, research outputs, portfolio data) to support decision-making, evaluation, and organizational learning.

Bridging strategy and implementation across Microsoft Azure, AI search/vector systems, and internal knowledge infrastructure to move the Foundation from fragmented programs toward an integrated, learning-driven system.

RayRok
President
May 2025 - Present (1 year 3 months)
Austin, TX

President of a next-generation music discovery platform built on radical transparency and user agency. I serve as the operating partner responsible for translating Rayrok's vision into a scalable, execution-driven business.

My role sits at the intersection of strategy, systems, and storytelling, ensuring the product, metrics, and market narrative stay tightly aligned as we scale.

Primary focus areas include recommendation transparency, user-controlled personalization, platform trust, fundraising preparation, and strategic partnerships.

Frawley Consulting
Technical Consultant | AI, Data & Digital Platforms
April 2025 - Present (1 year 4 months)
Princeton, New Jersey, United States

I started Frawley Consulting in April 2025 to support organizations working on challenges that sit at the intersection of strategy, technology, and innovation.

My work so far has included helping a nonprofit launch a WhatsApp-based e-course delivery system with Twilio, building and refining websites, and supporting startups with data analytics projects. More recently, I've been focusing on AI consulting—helping organizations explore practical ways to integrate AI tools and data workflows into their everyday work.

At its core, Frawley Consulting is about making technology useful and accessible—whether through AI, analytics, or digital platforms—so that people and organizations can focus on the impact they want to have.

Voge Academy
Co-Founder
September 2022 - Present (3 years 11 months)

Polymath Innovations
VP content and business development
April 2019 - March 2025 (6 years)
Princeton, NJ

*Ran a mission-driven full-service creative agency specializing in branding, marketing, web design & development, video & animation, graphic design and content development.
*Led business development expanding portfolio of clients ranging from universities, global non-profits, tech start-ups and businesses.
*Managed a group of strategists, designers, animators, developers, project managers, writers, and other talented creatives from the U.S and Canada.
*Provided creative leadership and oversight to projects ranging from branding and graphic design to websites and apps, live-action and animated videos, content and curriculum development, marketing and digital advertising and communications strategy.

E.G.G.S, LLC
President
January 2001 - December 2023 (23 years)

EGGS, LLC provides consultancy services for schools and educational groups primarily around issues involving at-risk students. We market a reading acquisition program designed specifically for at-risk students. We also provide assessments for special needs classification as well as computer consultancy for educational groups.

The EGGS reading program and philosophy is based upon the work of Dr. Pat Frawley, a learning consultant for decades and founding member of NJALC and NCED.

Princeton University
11 years 10 months

Senior Associate Director, Education and Programming
November 2015 - April 2019 (3 years 6 months)

provide strategic direction and management of career services' comprehensive career education and programming efforts; responsible for developing and operationalizing an overall learning and student development strategy and a cohesive career education curriculum that aligns with and leverages the core tenets of a liberal arts education and the Career and Life Vision model focused on self-exploration and life-long career management.

Director of Student Life
July 2007 - November 2015 (8 years 5 months)
Princeton University

Manage the crisis and discipline cases in Mathey College, one of the six residential colleges at Princeton University, supervise the residential college advisors, and advise the Mathey College council.

Over the last six years I have implemented several improvements to the student life and residential college programs at Princeton University. I initiated the transition of the discipline process to a paperless process, created and coded the Residential College Advisor Resource Site, created a website to explain the housing draw process, created a video for the housing department about the draw process, transitioned the RCA program to a more community building philosophy and led the training to implement that focus, and initiated and run several residential college competitions to help foster college spirit. I'm also the guy who emcees the Class of the Colleges during orientation - getting over a thousand freshmen excited about Princeton and their colleges.

Education

Stanford University
Bachelor's degree, Economics

Princeton Theological Seminary
PhD, Philosophy and Theology

Texas McCombs School of Business
Post Graduate Program, AI & ML: Business Applications · (May 2025 - January 2026)